Mail Stop 03-05

      January 27, 2005


Via U.S. Mail

Robert E. Sigler
Chief Financial Officer
Universal Truckload Services, Inc.
11355 Stephens Road
Warren, MI  48089

Re: 	Universal Truckload Services, Inc.
	Form S-1, Amendment No. 2 filed on January 19, 2005
	File No. 333-120510

Dear Mr. Sigler,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please continue to consider the updating requirements Rule 3-12 of
Regulation S-X.


Recent Developments, page 2
2. At the top of page 3 please revise to include net income data for the same periods for which you have included revenue figures, for your recently acquired Great American Lines operating subsidiary.

Dividend Policy, page 22
3. We have reviewed your responses to comments 17 and 33 made with respect to your original filing. However, we suggest you further revise the disclosure on page 22 to explain the reason(s) why the Board approved the various dividends.
4. Furthermore, please clarify in your disclosure what your
dividend
policy was at the time you declared the $50 million cash dividend. In the first paragraph on page 22 you state that your dividend policy prior to December 30, 2004 was to distribute excess cash to
CenTra.
However, since the $50 million dividend declared on December 28,
2004
is payable with a portion of the net proceeds from this offering, this particular dividend does not appear to follow your previously-stated dividend policy (of distributing excess cash). Please advise and revise to clarify, both here and in the Related Party Transactions section, and elsewhere as necessary.
5. Please revise your disclosure to include a discussion of the property exchange in December 2004 resulting in an in-kind dividend to CenTra of approximately $400,000.

Dilution, page 24
6. Please revise the text describing the value of the increase in net tangible book value per share of $7.11 to correspond to that value as presented in the table below of $7.12.

Unaudited Pro Forma Financial Information, page 26
7. Please revise your description of the Michigan-Florida property exchange here and throughout your filing to exclude fair values, except as part of the discussion of the calculation of the deferred tax asset recognized, as this is an asset exchange of entities under common control.

Unaudited Pro Forma Combined Statement of Income, page 28
8. We note your response to comment 20, but feel that your explanations need further revision, as described below. Please note that similar revisions should be made on both the interim period and year end pro forma explanations.

	Footnotes (a) and (b)
a. We note your response to prior comment 5(a).  It is still unclear
from your explanations (a) and (b) how the adjustment of $1.276 was
calculated.  Specifically, the pro forma compensation payable to
Mr.
Fonzi based on your explanation (a) would appear to be $112,698 (($10,000 + $2,522)* 9 months), not $53,000, as presented. This change would yield a total adjustment of $1,216. Please revise or advise. Pro forma compensation for the year ended December 31, 2003 appears to have been similarly understated.

	Footnote (f)
b. We have reviewed the revisions made to prior comment 5(c). We continue to believe that the calculation explanations are inadequate to support the adjustments used to calculate pro forma EPS. The following items should be considered throughout the entire filing:

* Within explanation (f), please present a reconciliation from net income for the year ended December 31, 2003 to net income for the 12-
month period ended October 2, 2004.

* It is unclear how the value of $13.9 million for cash and in-kind dividends paid during the 12-month period ended October 2, 2004 and through the date of this amendment was calculated. Please also provide a detailed analysis of this amount within explanation (f). Please consider presentation in tabular form for clarity. Also, please explain how you arrived at 3,129,000 shares. It appears that dividends payable in excess of net income of $53.7 million at $19 per share would yield approximately 2.8 million shares.

* Please explain to us how you arrived at 1,837,000 shares issued for the repayment of $32.5 million in debt. It appears issuance at $19/share would yield 1,710,526 shares.

Unaudited Pro Forma Balance Sheet, page 35
9. We note your response to prior comment 6, but feel that your explanations need further revision, as described below.

a. Footnote (b): Please revise your footnote (b) to state the correct value for the borrowings taken under your line of credit to pay this dividend, to be consistent with the remainder of your filing. Specifically, the amount should be $544,000, not $500,000.

b. Footnote (d): Please refer to prior comment 6(b). Please revise your explanation for the following items as the current presentation is still unclear. Please consider presentation of all calculations in tabular form for clarity:

* It appears that the Tampa, Florida property should be recorded at
$132,000, the book value of the property on CenTra`s books at October
2, 2004, and should in no way reflect the $94,000 payment. This is a transfer between entities under common control and the value of the assets transferred should not be written up. Any additional consideration given should be recorded separately as a deemed dividend. Please revise or advise

* Please specify the amount, as stated in Exhibit A to your response letter, of the deferred tax liability associated with the transfer of the terminal yard to CenTra.

* It is unclear from your current presentation in the filing how the net deferred tax asset of $195,000 associated with the Tampa property was calculated. Please revise your explanation to completely and clearly present this calculation. A presentation similar to that contained in Exhibit A to your response letter, encompassing revisions necessary per this comment letter, would be appropriate. Please explain the tax rate used in this calculation.

* Please clarify how the reduction in real estate held for disposal other than by sale was calculated. From your current disclosure, it appears the amount should be $2,629,000 ($1,900,000 (f/n (c) +
$729,000 (book value of Tampa)).

* Refer to prior comment 12. As the differences in values are a result of differences in the pro forma and dividend declaration dates, please revise your presentation here and in the appropriate financial statement to clearly state the different amounts and reason
for such differences.   Please also ensure the difference of $7
million in the total deemed distribution ($402,000 in pro forma versus $395,000 in financial statements) is similarly explained.

Management`s Discussion and Analysis, page 40
Predecessor Operations, Dividends and Spin-Off, page 42
10. We have reviewed your responses to our comments 1, 3 and 10 made with respect to your original filing. Please disclose in an appropriate section the business purpose of the spin-off.


Our Operations, page 60
11. Consider including a discussion as to how the newly acquired
AFA
Enterprises business will be integrated into your current operations, and also consider depicting this business in the chart on page 60.

Financial Statements of Universal Truckload Services as of October
2,
2004 (Unaudited)
(10) Subsequent Events, Acquisition of NYP & Associates, page F-31
12. We note your response to prior comment 9. As you have asserted that the contingent payments should be treated as additional consideration, please note that these should be recorded as additions to goodwill, not intangible assets.

Signatures, page II-5
13. Please revise to indicate that the "*" in place of a signature indicates, if true, that the officer or director authorized someone else, by Power of Attorney, to execute any and all amendments to the registration statement on his or her behalf.
14. Furthermore, we are unable to locate the power of attorney document for any of the above persons, with the exception of the power of attorney for Mr. Wahby, which we note was filed with your amended Form S-1 on January 7, 2005. Please clarify the location of
Exhibit 24.1. Also revise the Exhibit Index accordingly, since it currently indicates that Exhibit 24.1 was previously filed, although that does not appear to be the case.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Amy Geddes at (202) 942-2885 or Margery Reich at (202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 824-5537 or me at (202) 942-2936 with any other questions.


      Regards,


Sara W. Dunton
      Branch Chief


cc:	William B. Brentani, Esq.
      Simpson Thacher & Bartlett LLP
	via facsimile:  650-251-5002
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Robert E. Sigler
Universal Truckload Services, Inc.
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